October 19, 2012

Larry Spirgel, Assistant Director

Christy Adams

Terry French

Celeste M. Murphy

Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Registration Statement on Form S-1

Filed September 6, 2012

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

This letter is written on behalf of Privileged World Travel Club, Inc., (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated October 3, 2012 (the “Comment Letter”), with regard to the above-referenced Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-183743, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 1, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

General

1.

Under Rule 405 of the Securities Act, it appears you are a shell company. In this regard we note you have no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of cash, cash equivalents, and nominal other assets. Please revise your disclosure (such as in the Prospectus Summary, the risk factor on pages 17 and 18, and MD&A) to reflect your status as a shell company.

Response to Comment No. 1

The Company respectfully disagrees with the Commission’s suggestion that the Company remains a “shell company.”  Admittedly, the Company was originally a shell company when it filed its Form 10, and that was disclosed both in the Form 10, the Company’s first quarterly report, and in the Registration Statement.  Management does not dispute that the Company began as a shell company as defined under Rule 405.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

However, since that time, the Company has acquired significant assets, entered into several material agreements, and has commenced the implementation of its business plan.  For example:

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The Company has entered into a license agreement with Triton Distribution Systems, Inc. (“Triton”) for the use of Triton’s ReservationExpert software.  As noted in response to Comment 13, the ReservationExpert software is operational.  Moreover, in 2011, Triton obtained a third-party valuation of the software, which gave a valuation of approximately $30 million.  Privileged has obtained from Triton a non-exclusive, worldwide right to use the software in connection with Privileged’s offering of travel to its future Members and other travelers.  The license agreement is central to the Company’s business plan, and is one of the key components of its competitive advantage to other travel companies.

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Privileged has also acquired a list of names and contact information (i.e. sales leads) for approximately 9 million potential members of the Privileged Travel Club.  Triton sold this list to Privileged in exchange for the cancellation and return to Triton of $5,595,000 in promissory notes (the “Notes”) which Privileged had acquired from prior holders of the Notes.  (As described in Amendment No. 1, the Notes had previously been issued by Triton to certain individuals and investors in Triton, who had exchanged their notes, either directly with Privileged for the issuance of shares of Privileged’s restricted common stock, or with the UCST Trust, which had exchanged the Notes with Privileged for the issuance of shares of Privileged’s restricted common stock.

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Privileged has entered into a Travel Services Agreement with China International Group Travel (“CIGT”), a division of China International Travel Service Limited, a Republic of China Government Enterprise (“CITS”), relating to the provision of travel services by Privileged.  Pursuant to this agreement, Privileged will be the exclusive travel provider to nine popular US cities, for travel by Chinese citizens internationally to these cities, and within the US between these cities.  Additionally, CITG will be able to use Privileged’s software and platforms to book domestic travel within China for all of the Chinese citizens who will be traveling to the nine US cities, and to provide consolidated itineraries to these travelers, something that Management believes will give Privileged a strong competitive advantage.  Finally, Privileged agreed to work with CIGT to arrange package tours to the nine cities, and will provide tour guide and assistance for such tours.  In exchange for these services to be provided by Privileged, CIGT agreed to book all travel for the Covered Travelers through the Privileged Website.  Privileged anticipates that over the term of the Agreement, it will be able to provide travel services to approximately one million Covered Travelers, although there is no guarantee of the number of Covered Travelers who will travel to the nine designated cities.  The Travel Services Agreement constitutes a major asset for Privileged.

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Additionally, on October 5, 2012, the Company finalized negotiations relating to the entry into a private securities purchase agreement for the purchase and sale of five million shares of Privileged’s restricted common stock for an aggregate purchase price of $5,000,000.  The investor agreed to pay the purchase price within 10 days of the effectiveness of the Registration Statement.  As such, Privileged has secured significant initial funding.

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The Company is in negotiations with a service provider to update the Company’s domestic website and to design two websites for use in connection with the Company’s Chinese contacts in connection with the Travel Services Agreement.  Management believes that the agreement will be finalized and work will commence on the updating and development of the Company’s websites within two weeks, although there can be no guarantee as to when the agreement will be finalized.

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The Company is in final negotiations with credit card merchant banks to enter into agreements which will permit the Company’s websites to process credit card transactions, which will permit potential members to purchase Memberships and purchase travel packages, with payments through these merchants to the Company’s accounts.

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The Company has filed a Current Report on Form 8-K to provide detailed “Form 10 information” about the Company, including its management, business plan, MD&A, compensation arrangements, contracts, properties, and financial statements.  The Company subsequently filed a second Current Report to provide disclosure relating to additional agreements of the Company and the memorialization of the acquisition of the list of potential members from Triton.  In the second Current Report, management reiterated its belief that it was no longer a shell company in light of the agreements and additional developments in the business.  Much of the information in the two Current Reports is also included in the Registration Statement and Amendment No. 1.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

Management believes that the Company no longer falls within the definition of a shell company.  If the Staff compares the original status of the Company when the Form 10 was filed, which admittedly was an empty shell with no assets and approximately $1,000 in expenses, with where the Company is today, with contracts to provide services, committed funding, significant assets, and officers and employees all working to implement the Company’s business plan, management strongly believes that the Company has ceased to be a shell company as defined in Rule 405.

Moreover, the Company believes that it falls squarely within the Staff’s view as expressed in Footnote 172 to the SEC Release 333-8869 (2007) (“Release 8869”):

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company admits to being a “startup company” as referenced by the Staff, and which the JOBS Act was passed to assist.  However, the Company believes that it fits within the Staff’s interpretation in Release 8869 that the Company does not meet the condition of having no or nominal operations, and as such, is no longer a shell company.

2.

Because you are a shell company, your selling shareholders are deemed to be underwriters with respect to their resales; please make conforming changes throughout your Prospectus. See SEC Release 333-8869 (2007). The Release makes clear Rule 144 is not available for the resale of securities issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate Form 10 information is available to the market for one year. Until the company satisfies the conditions of Rule 144(i), revise to name the selling shareholders as underwriters. You must also fix the price of the offering for its entire duration because the offering is deemed to be on behalf of the company, and the company is not eligible to conduct an at-the-market offering. Refer to Rules 415(a)(4) and 415 (a)(1)(x). Please make conforming changes to the offering price throughout your Prospectus.

Response to Comment No. 2

As noted in response to Comment No. 1, management of the Company respectfully disagrees with the Commission’s continuing classification of the Company as a shell company.  Additionally, the Company respectfully disagrees that the Selling Stockholders are necessarily deemed to be underwriters, that the offering should be deemed to be on behalf of the Company, and that as such, a fixed price for the securities offered would be required for the duration of the offering.

First, the Company and its counsel have reviewed SEC Release 333-8869 (2007) (“Release 8869”), and its treatment of selling shareholders of shell companies as underwriters, as well as the definition of “underwriter” in Section 2(a)(11) of the Securities Act of 1933, Rule 144(i) relating to shell companies, and Rule 145, relating to reclassifications of securities, mergers, consolidations, and acquisitions of assets.

As the Staff has noted, Rule 144(i) states that Rule 144 is not available for the resale of securities issued by shell companies.  As noted above, the Company believes that it no longer qualifies as a shell company, and that it has filed current “Form 10 information” as required by Rule 144 to start the one-year clock ticking.

We have been unable to find any reference in Rule 144 to the holders of restricted securities of shell companies or former shell companies as being deemed to be underwriters.  Indeed, Release 8869 discusses the concepts of underwriters and shell companies together only in reference to Rule 145 and the changes thereto.  As noted in Release 8869, the Staff amended Rule 145 to remove the “presumptive underwriter” provisions “except with regard to Rule 145(a) transactions that involve a shell company.”  As revised, “Rule 145(c) now provides that any party, other than the issuer, to a Rule 145(a) transaction involving a shell company (but not a business combination related shell company), including any affiliate of such party, who publicly offers or sells securities of the issuer acquired in connection with the transaction, will be deemed an underwriter.”  Release 8869 goes on to note that if the issuer has met the requirements of Rule 144(i)(2), the persons deemed to be underwriters will be able to resell their securities subject to paragraphs (c), (e), (f), and (g) of Rule 144 after at least 90 days have elapsed since the securities were acquired in the Rule 145(a) transaction.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

However, the Company respectfully suggests that the references to the definition of “underwriter” in Rule 145(c) do not apply to the Company.  Rule 145(c), which identifies persons and parties deemed to be underwriters, applies only to “any party to a transaction specified in paragraph (a) of this section.”  Rule 145(a), which describes the transactions covered by Rule 145, applies to transactions where “there is submitted for the vote or consent of such security holders a plan or agreement” for reclassifications (the substitution of a security for another security), mergers or consolidations (securities of one entity are exchanged for or become the securities of another entity), or transfers of assets (a transfer of assets to an entity for securities of that entity).

The Company has not participated in any of these transactions, and has not submitted any of these transactions to a vote of its security holders.  As described in the Registration Statement, the Company filed a Form 10 as a shell company, and subsequently, Mr. Lykiardopoulos acquired the outstanding shares of the entity for cash.  He became an officer and director of the Company, and from that time forward, all of the operations, contracts, acquisitions of assets, and implementation of the business plan have been done by the Company.  There was no merger with Triton, which remains a stand-alone entity.  There has been no reclassification of Privileged’s securities.  The Company has outstanding only shares of its common stock.  And there has been no transfer of assets in exchange for securities.  Accordingly, none of the Company’s shareholders, and specifically none of the Selling Stockholders, received their shares in connection with a Rule 145(a) transaction, and as such, should not be deemed to be underwriters under Rule 145(c) because it does not apply to them.

Next, the Company believes that the questions of whether the Selling Stockholders should be deemed to be underwriters and whether the offering should be deemed to be an offering on behalf of the Company are similar enough that they can be considered together.  The Company respectfully submits that the Selling Stockholders should not otherwise be deemed to be underwriters pursuant to Section 2(a)(11) of the Securities Act of 1933, as amended (in light of the inapplicability of Rule 145(c)), and that the offering by the Selling Stockholders of the Company’s shares is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), for the following reasons:

The Selling Stockholders did not purchase from the Company with a view to, nor are they offering or selling for the Company in connection with, the distribution of any security.  As discussed in the Registration Statement, most of the Selling Stockholders are individuals and entities that have had a long-term business and investment relationship with Triton, a significant shareholder of the Company, and of which Mr. Lykiardopoulos is an officer and director.  However, we are unaware of any present intention, or any intention at the time the shares of the Company’s common stock were issued to the Selling Stockholders, to acquire the securities with a view to distribution of the securities.  Indeed, all of the securities were issued in certificated form including a restrictive legend explaining that no re-sales were possible other than in compliance with the securities laws.  No registration rights were granted to any Selling Stockholder, and there were no agreements between the Company and any Selling Stockholder that registration would be offered.

Moreover, Management believes that under the tests set forth in Compliance and Disclosure Interpretation 612.09 (Securities Act Rules) (“Section 612.09”), the offering should be viewed as a valid secondary offering by the Selling Stockholders, and not as an indirect primary offering.  Section 612.09 states: “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of these factors below.

The length of time the Selling Stockholders have held the shares. Although the Selling Stockholders received their shares relatively recently, they have held the shares continuously since such time, and the majority of the Selling Stockholders received their shares in connection with exchanges of prior indebtedness which had been outstanding for several years.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

As disclosed in the Registration Statement, the Selling Stockholders include 28 stockholders who received shares in exchange for debts owed by Triton.  Ten of these Selling Stockholders, who are former creditors of Triton, agreed to exchange their right to receive repayment of their obligations from Triton for shares of our Common Stock at a price of $1.00 per share, together with our agreement to file a registration statement covering the resale of up to five percent (5%) of the shares issued in exchange for Triton’s debt.  An additional 18 of these Selling Stockholders entered into an agreement with the UCST Business Trust, whereby they transferred their right to receive payment from Triton for Trust Certificate Units in the Trust.  The UCST Business Trust exchanged the Triton obligations for shares of the Company’s Common Stock, which will be issued to the Selling Stockholders in addition to the Trust Certificate Units.

None of these 28 Selling Stockholders (referred to herein as the “Triton Creditor Stockholders”) have provided additional consideration to the Company other than the loans made to Triton, all of which date back to 2008 and 2009.

The remaining Selling Stockholders (referred to herein as the “Service Provider Stockholders”) were individuals and entities that provided service to the Company and its predecessor and related entities in connection with preparation for and commencement of the Company’s business operations.

While this is a relatively short time period, based on Section 612.09, the length of time the securities have been held is only one factor to consider when determining whether a transaction is appropriately characterized as a secondary offering. We respectfully believe that the remaining factors set forth below support our conclusion that the offering is appropriately characterized as a secondary offering.

The circumstances under which the Selling Stockholders received the shares. As noted above, the Triton Creditor Stockholders received their shares in exchange for notes issued by Triton between three and four years ago.  No additional consideration was paid to the Company for the shares.  The transactions with the Triton Creditor Stockholders were arms-length, private transactions.  With respect to the Service Provider Stockholders, bona fide services were provided to the Company and its predecessor entities, services that were critical to the preparation for and commencement of the Company’s business operations, and which were similar to those provided to most any startup company.  The terms of the transactions with the Triton Creditor Stockholders and the Service Provider Stockholders were included in the Registration Statement (although not with those defined terms).

Each of the Triton Creditor Stockholders entered into an agreement, either with the Company directly, or with the UCST Trust, which entered into an agreement with the Company, and as such, the Triton Creditor Stockholders were at market risk beginning at such time and the transaction was “complete” as that term is used by the Staff in connection with its guidance on PIPE transactions.  Similarly, the Company entered into consulting agreements with each of the Service Provider Stockholders (except for Triton), and the transactions were “complete” as of the dates of the agreements.  All of the Selling Stockholders continue to bear the full risk of ownership in the Company through their investment in the shares.

We also note that this is not a circumstance where a company is trying to register shares on a secondary basis using a registration statement on Form S-3 where the company is not itself eligible to register shares on a primary basis using that form. The Company is registering the offering on Form S-1 with its extensive requirements for disclosure.

The relationship of the Selling Stockholders to the Company. None of the Triton Creditor Stockholders is affiliated with the Company or any affiliate of the Company.  They were investors and creditors of Triton, which is a significant shareholder of the Company, but were not and are not affiliates of Triton, and were not and are not affiliates of Privileged.  As noted above, the agreements with these stockholders for the issuance of their shares of Privileged common stock were negotiated at arms’ length.

With respect to the Service Provider Stockholders, all have prior existing business and service provider relationships with Triton, but only Gregory Lykiardopoulos is an affiliate of either Company, as an officer and director of both Privileged and Triton.  As noted, the Company entered into an arms’ length consulting agreement relating to the services to be provided and the consideration to be received for such services.

The amount of shares involved. The Selling Stockholders are offering only an aggregate of 910,056 shares of Privileged’s common stock, representing approximately 5% of the Company’s total outstanding common stock. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding common stock is registered for resale.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

Whether the Selling Stockholders are in the business of underwriting securities. We understand that none of the Selling Stockholders are in the business of underwriting securities, nor are they otherwise engaged in the business of buying and selling securities for their own account or effecting transactions in securities for the account of others. Most of the Selling Stockholders were individuals who had loaned funds to Triton in exchange for notes that have been outstanding for three to four years.  The remaining Selling Stockholders are individuals and entities who have had business relationships with Triton and Mr. Lykiardopoulos for years and who are known to the Company. However, as noted, we are unaware of any Selling Stockholder who is in the business of underwriting securities.

Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company. As described above, the Triton Creditor Stockholders received their shares in connection with a bona fide private placement transaction at arms’ length, in exchange for notes of Triton that had been outstanding for years. The Service Provider Stockholders received their shares in connection with privately negotiated consulting agreements in arms’ length transactions.  All proceeds from the sale of the securities will be retained by the Selling Stockholders rather than being remitted to the Company. Furthermore, in the applicable purchase agreements with the Company, the Triton Creditor Stockholders all represented that they were acquiring the shares for their own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities.  This is further evidence that they did not acquire the securities with a view to distribution.

In addition, as a practical matter, the liquidity of the Company’s common stock is extremely limited. The Selling Stockholders were aware of this fact prior to their investment, suggesting that they acquired the shares with the intention of holding the majority of them for an extended period of time.  Finally, as noted above, the Company is registering the resale of a very small portion of their overall ownership, no more than 5% of the holdings of any of the Selling Stockholders.

In light of the above reasoning, pursuant to the tests set forth in Section 612.09, Management respectfully suggests that the offering by the Selling Stockholders should be characterized as a secondary offering, rather than an indirect primary offering conducted by the Selling Stockholders on behalf of, or for the account of, the Company.

Additionally, the Company respectfully submits that the Selling Stockholders should not be deemed to be “underwriters” pursuant to Section 2(a)(11) of the Securities Act, and that the offering be viewed as an offering “by or on  behalf of a person or persons other than the registrant” under Rule 415(a)(1).

The Company has disclosed in Amendment No. 1 the potential consequences on holders of restricted stock in a company that has been a shell company.  Additionally, the Company has updated and revised its risk factor disclosures relating to the use of Rule 144 in connection with re-sales of restricted securities of companies that have been shell companies.  Finally, the Company has included disclosure relating to the prospectus delivery requirement in connection with sales pursuant to the Prospectus.

3.

Disclose why the company is conducting an offering and becoming a reporting company at this time in light of the following:

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The company is a development stage company;

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The offering by selling shareholders will not raise funds for the company, which currently has insufficient funds to implement its business plan and to finance ongoing operations, including the costs of the offering and of being a reporting company with the SEC;

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The company’s common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company’s ability raise funds through equity financings or to use its shares as consideration;

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The company’s common stock will likely be a penny stock; and

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An investment in the company’s shares will be highly illiquid due to the unavailability of Rule 144 for resales of restricted securities.

Response to Comment No. 3

Management recognizes all of the factors listed by the Commission in Comment 3 above, which we feel we have in common with many small and emerging companies that decide to become publicly reporting companies.  The principal reasons for the Company’s filing the re-sale registration statement for its selling shareholders is to provide the selling shareholders with liquidity in the ownership of their shares.  Management has finalized an agreement and a developed a working relationship with a market maker who has submitted an application to FINRA for listing the Company’s common stock with the OTC Bulletin Board or the OTC Markets Group.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

Additionally, the Company determined to acquire ownership of a publicly reporting company (APEX 4) and to become a full reporting company for numerous reasons, including: to gain access to the capital markets; to give potential investors an understandable exit strategy; to be able to attract and retain employees with stock and option incentives; to make it easier for the Company to raise capital faster, easier and at lower cost; to increase corporate, product, and services exposure; and for potential acquisitions of other companies or assets with stock.  (The Company currently has no plans for acquisitions or other capital raising transactions, although in the future, management believes that the Company’s ability to undertake such plans would be improved as a public company.)

The Company recognizes that the re-sale nature of the Registration Statement will not result in capital to the Company at this time.  However, the ability to grant registration rights to other private investors, or the ability to conduct a future primary offering of the Company’s securities are both enhanced by the Company’s becoming a public company, and the creation of a market for the Company’s securities.  Additionally, as noted in response to Comment No. 1, and as disclosed in Amendment No. 1, the Company recently finalized negotiations with respect to a private stock purchase agreement whereby the investor agreed to purchase 5,000,000 shares of the Company’s restricted common stock for an aggregate purchase price of $5,000,000.  Management believes that these funds will enable the Company to begin operations, leading to the generation of revenues from operations.

4.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

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Describe how and when a company may lose emerging growth company status;

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State your election under Section 107(b) of the JOBS Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response to Comment No. 4

The Company has revised Amendment No. 1 to include information about the Company’s status as an Emerging Growth Company, pursuant to the JOBS Act of 2012; the Company’s election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), and that such election is irrevocable.  Additionally, the Company has included new risk factors relating to its status as an Emerging Growth Company.

Finally, the Company has included disclosures relating to its status as an Emerging Growth Company and its irrevocable election to opt out of the extended transition period in the Critical Accounting Policies section.

Prospectus Summary, page 5

Corporate History, page 5

5.

We note your disclosure in the first paragraph of this page. Your Form 10 went effective by lapse of time 60 days after you filed it on June 6, 2012. Please revise your disclosure accordingly.

Response to Comment No. 5

The Company has revised the disclosure to note that the Form 10 went effective by lapse of time on August 5, 2012.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

6.

Please disclose in the second paragraph the amount paid to Mr. Chiang for all of the capital stock of Apex 4.

Response to Comment No. 6

The Company has revised the disclosure in the Prospectus Summary and throughout Amendment No. 1 to indicate the amount that Mr. Lykiardopoulos paid to Mr. Chiang for the capital stock of APEX 4.

7.

We note Mr. Lykiardopoulos assigned all of the capital stock to Triton Distribution Systems, Inc. which appears to have been a public reporting company and to currently trade on the Pink Sheets. Please disclose its line of business, public reporting and operating history, and trading status and market.

Response to Comment No. 7

The Company has updated the Prospectus Summary to provide additional information relating to Triton Distribution Systems, Inc., including its lines of business, reporting and operating history, and its trading status and market.

8.

We note your disclosure in the fourth paragraph that Triton transferred shares of Apex 4 common stock to creditors of Triton in exchange for their right to receive payment under obligations owed by Triton. Please clarify if Triton transferred a portion of its 8,125,000 shares to the creditors or if Privilege issued further shares to the creditors in cancellation of Triton’s obligations. It appears from pages 42 and 43 Privilege issued further shares. We also note your disclosure on page II-2.

Response to Comment No. 8

The Company has clarified its disclosure, both in the Prospectus Summary, and throughout Amendment No. 1 to disclose that the Company issued shares to the Triton creditors in addition to the shares of restricted common stock of the Company held by Triton.

9.

Please also disclose in the Prospectus Summary the total amount of debt cancellation, the number of shares issued in exchange, and the total number of shares issued for services or other consideration.

Response to Comment No. 9

The Company has revised its disclosures in the Prospectus Summary and throughout Amendment No. 1 to  provide information relating to the amount of Triton debt cancellation in connection with the issuance of the Company’s restricted common stock to the former Triton creditors, as well as to disclose the number of shares issued for services and other consideration.

Business of the Company, page 5

10.

Please revise this section to make clear your business is aspirational at this point. Also revise to make clear you have no Members, paying customers, and sales under your platform.

Response to Comment No. 10

The Company has revised the description of its business to reflect that the Company has not yet commenced operations, and its business and websites are in development.

11.

Please disclose in this section the funds you will need to operate for the next 12 months, the funds you will need to meet your reporting obligations, and expected cash burn rate per month for the next 12 months.

Response to Comment No. 11

The Company has amended its disclosure to provide funds it will need to meet its reporting obligations, as well as the Company’s expected “burn rate” per month for the next 12 months.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

12.

Also, please disclose in this section you have received a going-concern opinion and describe the significance of this opinion.

Response to Comment No. 12

The Company has revised this section to include a reference to the “going concern” opinion in the audit report, and potential consequences arising therefrom.

Risk Factors, page 8

If we are unable to successfully develop and market our products…, page 8

13.

We note your disclosure in the last paragraph under this risk factor. Please disclose whether the Reservation Expert is operational or at a stage where it would be considered to be a working prototype. If your platform needs further development, please disclose the material steps to become operational, a timeline for these steps, and the funds necessary to achieve these steps. Please update the Prospectus Summary, MD&A, and other parts as necessary. Although your website is not part of this prospectus, please tell us with a view towards revised disclosure whether the website is operational such that a customer may purchase a membership. If not, please provide the material steps necessary to achieve operational status along with a timeline and related costs.

Response to Comment No. 13

The Company has revised the Registration Statement to disclose that the Reservation Expert is fully operational, and that the website is not yet operational such that potential members would be able to purchase a membership.

The Company has also revised its disclosure to provide that for the Company’s website to be operational to the point that a potential Member may purchase a Membership, the Company needs to obtain credit card merchant accounts to clear different credit cards, such as VISA, MasterCard, Carte Blanche, Discovery, and others, and that Management anticipates that these accounts will be approved and ready to go before the end of the year.

We are subject to the risk that certain key personnel…will cease to be involved with us…, page 11

14.

It appears you rely materially on your current officers and consultant. Please present your reliance in the Prospectus Summary section. Please also clarify the number of employees you have; it appears some of your consultants maybe counted as employees.

Response to Comment No. 14

The Company has revised the Prospectus Summary section to disclose its reliance on key officers and consultants of the Company.  Additionally, the Company has revised its disclosure relating to the number of employees and consultants with whom the Company regularly works.

We may be unable to maintain or establish relationships with travel suppliers…, page 12

15.

We note your disclosure under this risk factor. Please tell us with a view towards revised disclosure whether you have enforceable and effective contracts with OTAs.

Response to Comment No. 15

After further review, the Company has removed this risk factor as not being applicable to the Company’s operations.  The Company also has revised other risk factors that relate to OTAs as competitors.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

Corporate History, page 20

16.

Please disclose in the last paragraph on page 20 the number of shares given to Mr. Lykiardopoulos for his services.

Response to Comment No. 16

The Company has revised Amendment No. 1 to disclose the number of shares Mr. Lykiardopoulos received for his services, both in the Corporate History section, as well as in the disclosure of the Consulting Agreement with Mr. Lykiardopoulos.

License Agreement, page 21

17.

We note your disclosure on page F-9 regarding payment obligations to Triton. Please present this disclosure here and in the MD&A.

Response to Comment No. 17

The Company has revised its disclosure in Amendment No. 1 to present the information about its payment obligations to Triton in the Summary of the Offering Section, in the description of the License Agreement, and in the MD&A Section.

Competition, page 30

18.

In this section please explain the term GDS providers.

Response to Comment No. 18

The Company has revised its disclosure to explain how Global Distribution Services, or GDSs, operate.  The revised disclosures are included in the Summary of the Offering Section, in the discussion of the License Agreement, and in the Competition Section.

19. We also note your disclosure in this section regarding B2B subscribers. It appears your services and products are offered to consumers. Please clarify.

Response to Comment No. 19

The Company has augmented its disclosure to explain that although the Company’s initial Travel Club business will be focused on individual consumers and Members, management anticipates that the Company in the future may also sublicense Triton’s ReservationExpert Software to other vendors in the travel industry in a B2B model.

Management’s Discussion and Analysis, page 36

20.

We note your disclosure in the fifth paragraph that you are just commencing operations and will need $1,500,000 in the next 12 months. Please:

-

revise to provide a more detailed plan regarding the major operational milestones over the next 12 months, their timeframe, and costs necessary to achieve them; and

-

expand your discussion of capital needs to address how you determined this amount and how you considered the two agreements to pay Triton Distribution Systems: (a) a one-time license fee of $150,000, and (b) an annual royalty fee of $2,000,000.

Response to Comment No. 20

The Company has augmented its disclosure to provide the requested information, including the milestones and timelines, as well as the capital needs of the Company, including the amounts owed to Triton.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com

21.

Please revise to disclose the company is currently in the development stage and has not yet earned any revenue from operations.

Response to Comment No. 21

The Company has augmented its disclosures to include the following language relating to the Company’s status as a development stage company:

To date, we have not earned any revenue from operations. Accordingly, our activities have been accounted for as those of a “Development Stage Company” as set forth in Financial Accounting Standards Board ASC 915. Among the disclosures required by ASC 915 are that the our financial statements be identified as those of a development stage company, and that the statements of operations, stockholders’ equity and cash flows disclose activity since the date of our inception.

Management, page 38

22.

Please update Mr. Lykiardopoulos’ and Mr. Himmelman’s biography regarding their affiliation with Triton Distribution Systems.

Response to Comment No. 22

The Company has revised and augmented the disclosures relating to Mr. Lykiardopoulos’s and Mr. Himmelman’s relationships and affiliation with Triton.

Plan of Distribution, page 36

23.

We note your disclosure in the third and seventh paragraphs on page 46. Please clarify the underwriter status of the selling stockholders.

Response to Comment No. 23

In light of the Company’s response to Comments No. 1 and 2 above, the Company has revised the disclosures relating to the Selling Stockholders to note that they may be deemed to be underwriters.

Conclusion

The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter.  The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement (from the Company, and not through counsel):

-

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Lykiardopoulos, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 1.

Very truly yours,

/s/ Gregory Lykiardopoulos

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com www.privilegedworldtravel.com